Buenos Aires, April 15, 2003

Mess,

Securities and Exchange Commission

Dear Sirs,

Please find attached the English translation of a letter sent by Transportadora de Gas del Sur (“TGS” or the Company) to the Buenos Aires Stock Exchange.

Best Regards

Enrique P. Prini Estebecorena

Attorney-in-fact

Buenos Aires, April 15, 2003.

Mrs,

Buenos Aires Stock Exchange

Roberto Chiaramoni

Ref.: Transportadora de Gas del Sur S.A. – Press Versions.

Dear Sirs,

We kindly address your attention representing Transportadora de Gas del Sur S.A. (or “the Company”),in respect to a letter received from you (CD 183,170) referring to an press version published today in tee Buenos Aires Económico Newspaper.  As mentioned in you letter, the article announces the presumed start –up of a bankruptcy process against the Company.

We hereby confirm that the only press version is the one published by such newspaper and that is the first communication we have about the existence of such a legal action against the Company.  However, as soon as we have material information on the subject, we will communicate it to you within the regulatory timeframe

Transportadora de Gas del Sur

Enrique P. Prini Estebecorena

Attorney-in-fact